Independent Auditors' Consent

The Board of Directors

Calvert Variable Series, Inc.:

We consent to the use of our reports dated February 13, 2004, incorporated herein by reference, with respect to the financial statements of the Ameritas Income & Growth, Ameritas Growth, Ameritas Small Capitalization, Ameritas MidCap Growth, Ameritas Index 500, Ameritas Money Market, Ameritas Select, Ameritas Small Company Equity, Ameritas Core Strategies, Calvert Social Money Market, Calvert Social Small Cap Growth, Calvert Social Mid Cap Growth, Calvert Social International Equity, Calvert Social Balanced, Calvert Social Equity and Calvert Income Portfolios, each a series of Calvert Variable Series, Inc., as of December 31, 2003, and to the references to our firm under the headings "Financial Highlights" in the Prospectuses and "Independent Auditors and Custodians" in the Statements of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

April 26, 2004